Exhibit 99.1

51JOB, INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members (the “Meeting”) of 51job, Inc., a Cayman Islands exempted company, (the “Company”) will be held at 9:00 a.m., Shanghai time, on December 23, 2020, at the Company’s principal executive offices at Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China, for the purpose of considering and, if thought fit, passing and approving the following ordinary resolutions:

ORDINARY RESOLUTIONS

•                      To re-elect Mr. Junichi Arai as a director of the Company.

•                      To re-elect Mr. David K. Chao as a director of the Company.

•                      To re-elect Mr. Li-Lan Cheng as a director of the Company.

•                      To re-elect Mr. Eric He as a director of the Company.

•                      To re-elect Mr. Rick Yan as a director of the Company.

•                       To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditors for the year ending December 31, 2020.

In addition, the Meeting will transact any other business properly brought before the Meeting.

Members may obtain copies of the proxy materials, including a proxy statement, a proxy form and written consent, and the Company’s 2019 annual report on Form 20-F, at http://ir.51job.com under the heading “Annual Report.”

Members of record at the close of business on November 20, 2020 (the “Record Date”) of common shares in the share capital of the Company will be entitled to attend and vote at the Meeting or any adjournment or postponement thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

Pursuant to the Company’s amended and restated memorandum and articles of association currently in effect, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.

By Order of the Board of Directors,

/s/ Rick Yan
Rick Yan
Director, Chief Executive Officer, President and Company Secretary

November 18, 2020